Northern Dynasty: EPA initiates process to withdraw its Proposed Determination

July 11, 2017 Vancouver. BC –- Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that the US Environmental Protection Agency (“EPA”) has begun a process to withdraw a Proposed Determination it issued under the Clean Water Act (“CWA”) in 2014 that would have restricted development of the Pebble Project in southwest Alaska (see https://www.epa.gov/bristolbay).

On May 12, 2017, EPA and Northern Dynasty’s wholly-owned subsidiary, Alaska-based Pebble Limited Partnership ("Pebble Partnership" or "PLP"), reached a settlement agreement that allows the Pebble Project to proceed into normal course permitting under the CWA and National Environmental Policy Act (“NEPA”). The federal agency’s proposal to formally withdraw its Proposed Determination further clarifies PLP’s right to proceed into normal course permitting unencumbered by any extraordinary development restrictions, and complies with EPA’s legal obligations under the settlement agreement.

“The current administration at EPA is closely focused on enforcing environmental standards and permitting requirements for major development projects like Pebble in a way that is both rigorous and robust, but also consistent in order to provide predictability and an even-playing field for all resource developers,” said Pebble Partnership CEO Tom Collier. “It’s an approach all Alaskans and all Americans should support, because it has the benefit of maintaining the high standards for environmental protection for which the state and country are known, while attracting investment in projects that create high-wage jobs and other much-needed economic benefits in our country.”

Collier said EPA Administrator Scott Pruitt has stated he does not support the unprecedented pre-emptive veto that his predecessor initiated at Pebble in July 2014. However, Pruitt also made clear his staff will follow the necessary steps to properly assess and withdraw the Proposed Determination – an administrative process that has now begun.

“Due process and open, transparent decision-making matters to this administration,” Collier said. “And that is something we both accept and respect.”

Collier expressed confidence that EPA will withdraw its Proposed Determination at the conclusion of the administrative process initiated today. The US House Committee on Science, Space and Technology urged Administrator Pruitt to take such action back in February 2017, stating that EPA actions at Pebble were based on “a questionable scientific assessment that relied on pre-determined conclusions,” and that EPA officials “acted with bias and predetermined conclusions aimed to prevent this project and improperly expand EPA’s authority under the Clean Water Act.”

Under the terms of its settlement with Pebble, EPA has agreed it will not file a Recommended Determination under CWA Section 404(c) until a final Environmental Impact Statement (“EIS”) for the Pebble Project has been completed by the US Army Corps of Engineers (the “Corps”) – so long as that occurs within a period of four years following the May 2017 settlement, and PLP applies for permits with 30 months of the settlement date. In return for these commitments, PLP agreed to terminate two lawsuits it brought against EPA under the Federal Advisory Committee Act and Freedom of Information Act.

Northern Dynasty is now focused on qualifying and securing a new major funding partner for the Pebble Project, while the Pebble Partnership is advancing plans to initiate federal and state permitting with a smaller, environmentally-optimized project design. Both major project milestones – re-partnering and initiating permitting under the CWA and NEPA – are expected to be achieved in the near term.

“We believe the project design we are preparing to advance into permitting, as well as the social and stakeholder programs and commitments we are building around our project, will address many of the priorities and concerns we have heard from stakeholders in Alaska,” said Northern Dynasty President & CEO Ron Thiessen. “We have every confidence that a permitting process led by the Corps will be objective and science-based, and provide us an opportunity to demonstrate that Pebble is a project of merit that will provide very substantial benefits to the people and communities of southwest Alaska, the state and nation as a whole.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre- feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.